Exhibit 99.14
THIRTEENTH AMENDMENT
TO THE
CIBC WORLD MARKETS INCENTIVE SAVINGS PLAN
FOR U.S. EMPLOYEES
(As Amended and restated effective January 1, 1999)
     Pursuant to the authority reserved to Canadian Imperial Bank of Commerce at Section 9.01 of the CIBC World Markets Incentive Savings Plan for U.S. Employees (the “Plan”), the Plan is hereby amended in the following respects:
     1. Effective as of the Plan’s Effective Date, by adding the following to the end of the paragraph immediately preceding Article I:
     “The trust is part of the Plan for the exclusive benefit of the Participants and their Beneficiaries, which trust shall be created or organized in the United States and which trust shall be maintained at all times as a domestic trust in the United States.”
     2. Effective with respect to reemployments after December 12, 1994, by adding the following new sentence to the end of Section 4.05:
     “Notwithstanding any provision of the Plan to the contrary, where applicable, loans will be administered in accordance with Section 414(u) of the Code.”
     3. By deleting the second paragraph of Section 7.02(e) of the Plan and by adding the following new Section 7.19 to the Plan as of the effective dates described therein:
     “7.19 Direct Rollover of Distributions.
(a)	Notwithstanding any provision of the Plan to the contrary that would otherwise limit a distributee’s election under this Section 7.19, a distributee may elect, at the time and in the manner prescribed by the plan administrator, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a rollover. An ‘eligible rollover distribution’ is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a serious of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee or the joint lives (or joint life expectancies) of the distributee and the distributee’s designated beneficiary, or for a specified period of ten years or more; any distribution to the extent such distribution is required under section 401(a)(9) of the Code; and the portion of any distribution that is not includible in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities). An ‘eligible retirement plan’ is an individual retirement account described in section 408(a) of the Code, an individual retirement annuity described in section 408(b) of the Code, an annuity plan described in section 403(a) of the Code, or a qualified trust described in section 401(a) of the Code, that accepts the distributee’s eligible rollover distribution. However, in the case of an eligible rollover distribution to the surviving spouse, an eligible retirement plan is an individual retirement account or individual retirement annuity. A distributee includes an employee or former employee. In addition, the employee’s or former employee’s surviving spouse and the employee’s or former employee’s spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in section 414(p) of the Code, are distributees with regard to the interest of the spouse or former spouse. A direct rollover is a payment by the plan to the eligible retirement plan specified by the distributee. Any amount that is distributed on account of hardship will not be an eligible rollover distribution and the distributee may not elect to have any portion of such a distribution paid directly to an eligible retirement plan.
(b)	Effective with respect to distributions made after December 31, 2001,
(i)	an ‘eligible retirement plan’ will include, in addition to a qualified plan under Code Section 401(a) or 403(a), and an individual retirement annuity or account under Section 408(a) or 408(b) of the Code, an annuity contract described in Section 403(b) of the Code and an eligible plan under Section 457(b) of the Code which is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state that agrees to separately account for amounts transferred into such plan from this Plan.

(ii)	the definition of ‘eligible retirement plan’ will also apply in the case of a distribution to a surviving spouse, or to a spouse or former spouse who is the alternate payee under a qualified domestic relation order, as defined in Section 414(p) of the Code.

(iii)	A portion of a distribution will not fail to be an eligible rollover distribution merely because the portion consists of after-tax employee contributions which are not includible in gross income, provided, however, such portion may be transferred only to an individual retirement account or annuity described in Section 408(a) or (b) of the Code, or to a qualified defined contribution plan described in Section 401(a) or 403(a) of the Code that agrees to separately account for amounts so transferred, including separately accounting for the portion of such distribution which is includible in gross income and the portion of such distribution which is not so includible.
(c)	The foregoing shall apply for purposes of Section 7.02(e) and 7.03(d).”
     4. Effective January 1, 1999, by adding the following new section to follow immediately after Section 9.04 of the Plan:
     “9.05 Amendment to Vesting Schedule. Although CIBC reserves the right to amend the vesting schedule at any time, such an amendment will not reduce the nonforfeitable percentage of the value of the Participant’s Accounts derived from CIBC contributions (determined as of the later of the date CIBC adopts the amendment, or the date the amendment becomes effective) to a percentage less than the nonforfeitable percentage computed under the Plan without regard to the amendment. An amended vesting schedule will apply to a Participant only if the Participant continues to be a Participant after the new schedule becomes effective. If CIBC makes a permissible amendment to the vesting schedule, each Participant having at least 3 Years of Service with CIBC or an Affiliated Employer may elect to have the percentage of the value of his nonforfeitable Accounts computed under the Plan without regard to the amendment, provided that the Participant files his election with the Committee on such form as the Committee shall provide within 60 days of the latest of: (a) adoption of the amendment by CIBC; (b) the effective date of the amendment; or (c) his receipt of a copy of the amendment. The election described in this Section 9.05 does not apply to a Participant if the amended vesting schedule provides for vesting at least as rapidly at all times as the vesting schedule in effect prior to the amendment.”
     5. By revising the Eighth and Ninth Amendments to substitute the number “4.07” for the number “4.06” referring to the section of the Plan wherever the latter appears in the Eighth and Ninth Amendments.
     IN WITNESS WHEREOF, the undersigned has executed this amendment this 8th day of October, 2004.

By:	/s/ Joyce Phillips Joyce Phillips

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